PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Gladius Capital Management LP (“Gladius”), intending to be legally bound, hereby agree with each other as follows:

1. The Trust hereby offers Gladius and Gladius hereby purchases one (1) share (the “Share”) of the Wayfinder Dynamic U.S. Interest Rate ETF (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on October 31, 2025.

2. The Trust hereby acknowledges receipt from Gladius of funds in the amount of $100 in full payment for the Share.

3. Gladius represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of October 31, 2025.

The RBB Fund Trust

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer, and Secretary

Gladius Capital Management LP

By:	/s/ Eric Magac
Name:	Eric Magac
Title:	Chief Operating Officer